EXHIBIT 99.1

Patent granted to O2micro for auto-detecting battery cells disconnection with RC analysis methodology to enhance battery pack safety

GEORGE TOWN, Grand Cayman, July 14, 2021 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ Global Select Market: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced the grant of a patent granted to O2micro for auto-detecting battery cells disconnection utilizing Resistor/Capacitor Circuit (RC) analysis methodology.

O2Micro was issued 14 claims under US patent US 11,038,356 B2 on Jun 15, 2021, for the invention of for auto-detecting battery cells disconnection with RC analysis methodology. The invention quickly detects the battery cell disconnection failures in the battery management system, and efficiently avoids the battery failure and hazard situations.

Dr. Guoxing Li, VP of Advanced Technology, O2Micro, commented, “This invention provides a reliable and effective solution to perform battery cell tap connection checks by reliably and accurately measuring cell voltages in the battery pack. This is essential to prevent both over-charging and over-discharging and can effectively enhance battery package safety in high power applications such as, electric vehicles, bikes and scooters, uninterruptible power supplies (UPS), solar and wind storage, cordless power tools, cordless vacuum cleaners and other high capacity, high current battery applications for home and industry.

About O2Micro:

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial and Automotive markets. Products include Backlighting and Battery Management.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Contact Information:
Daniel Meyberg
O2Micro Investor Relations
ir@o2micro.com

Joe Hassett
Gregory Communications
joeh@gregoryfca.com